[LETTERHEAD OF CAHILL GORDON & REINDEL LLP]

(212) 701-3000
January 26, 2010

VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9291

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	Amarin Corporation plc
Registration Statement on Form F-1
Filed December 14, 2009
File No. 333-163704

Dear Mr. Riedler:

On behalf of Amarin Corporation plc (the “Company” or “Amarin”), we hereby submit responses to the comments of the staff of the Commission (“Staff”) regarding the above-referenced filing (the “Form F-1”) as set forth in your letter dated December 23, 2009 (the “Comment Letter”).

Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.

The Company is also filing today a request for acceleration of the effective date of the Form F-1.  We are available at your convenience to discuss any comments or questions.  Thank you in advance for your consideration.

Incorporation by Reference, page 2

1.	Please amend your filing to specifically track the requirements of Item 5 of Form F-1. In this regard we note:

•	You may not forwardly incorporate by reference;

•	You may not exclude exhibits incorporated by reference from the documents you must provide upon request; and

•	You have not provided all of the information requested by Items 5(b)(1) and 5(b)(2) of Form F-1.

Response:  The Company has revised pages 1 and 2 of the Form F-1 to clarify that the Form F-1 may not forward incorporate by reference, to provide that documents required to be furnished upon request will include exhibits to such documents, and to include all of the information required by Items 5(b)(1) and 5(b)(2) of Form F-1.

Signatures

2.
The registration statement should also be signed by your controller or principal accounting officer.  Any person you occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed.  See Instructions to Signatures of Form F-1.

Response:  The Company has revised the signature page to the Form F-1 to include the Company’s Principal Accounting Officer.

*  *  *  *  *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to your comments.  However, if you have any questions about any of our responses or require further explanation, please feel free to contact Jeffery Bell at (212) 701-3645, Jason Lee at (212) 701-3998, Christopher Cox at (212) 701-3450 or the undersigned at (212) 701-3847.

Very truly yours,
/s/ William M. Hartnett William M. Hartnett

cc:           Tom Maher (Amarin Corporation plc)
Conor Dalton (Amarin Corporation plc)